June 28, 2019

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On May 7, 2019, the Registrant, on behalf of its series, the HCM Income Plus Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on June 21, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Principal Investment Strategies

Comment 1: The Prospectus discloses the Fund’s intention to invest in underlying holdings. Please explain supplementally whether the Fund’s strategy relies on having a few or limited number of underlying holdings.

Response: The Registrant states that although the Fund’s strategy does not rely on having a few or limited number of underlying holdings, the Fund invests in a limited number of holdings because ETFs are already well-diversified.

Comment 2: Please reconcile the Fund’s emphasis on foreign and emerging markets given its negligible number of foreign holdings.

Response: The Registrant states that the Fund invests in foreign and emerging market holdings that meet the Fund’s investment criteria based on its proprietary quantitative model. The Fund will invest in foreign and emerging market holdings when the model so dictates.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Alberto Zapata

June 28, 2019

Comment 3: Please explain what portion of the Fund’s portfolio will be invested in fixed income securities and lower credit quality instruments.

Response: As stated on page 2 of the Prospectus, the Fund’s overall asset allocation will not be fixed and will change significantly over time in response to changes in the quantitative measures of the Fund’s model to take advantage of U.S. and global market trends. The Fund has no minimum required investment in fixed income securities or lower credit quality instruments.

Comment 4: If the Fund invests in illiquid assets to a significant extent, please disclose in the Fund’s principal investment strategies and risk disclosures and explain how such an investment in illiquid assets is appropriate for an open-end structure. Please include general market data and relevant factors referenced in Rule 22e-4 under the 1940 Act.

Response: The Registrant states that the Fund does not intend to invest in illiquid assets as a principal investment strategy.

Comment 5: Please add more discussion on how ETF investments tie into the Fund’s income strategy and explain what part of this startegy correlates to the term “plus” in the Fund’s name.

Response: The Registrant has considered the Staff’s position and believes that its disclosures are sufficient. The Registrant notes that the Fund invests in equity securities for capital appreciation pruposes, a component of total return which is the Fund’s investment objective. The Fund derives the “plus” in its name from this capital appreciation component in addition to its income objective.

Principal Investment Risks

Comment 6: Purusant to a request from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.

Response: The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Mr. Alberto Zapata

June 28, 2019

Additional Information About Principal Investment Strategies and Risks

Comment 7: Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:        JoAnn M. Strasser

Someera Younis